Exhibit 99.1

Höegh LNG PARTNERS LP
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JUNE 8, 2021

NOTICE IS HEREBY given that the 2021 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of Höegh LNG Partners LP (the “Partnership”) will be held on June 8, 2021, at 2:00 P.M. local time, at Appleby, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect David Spivak as a Class III Director of the Partnership whose term will expire at the 2025 Annual Meeting of Limited Partners (“Proposal 1”); and

2.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on May 17, 2021 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated October 5, 2017, certain holders of the Partnership’s common units may be prohibited from voting a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ Håvard Furu
Håvard Furu
Chief Financial Officer

Dated: May 20, 2021

HÖEGH LNG PARTNERS LP

Canon’s Court, 22 Victoria Street

Hamilton, HM 12, Bermuda

PROXY STATEMENT

FOR

ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON JUNE 8, 2021

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2021 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at Appleby, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda, on June 8, 2021 at 2:00 P.M. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about May 21, 2021.

VOTING RIGHTS AND OUTSTANDING UNITS

On May 17, 2021 (the “Record Date”), the Partnership had outstanding 33,361,042 common units, representing limited partner interests in the Partnership (the “Common Units”), and 7,089,325 Series A Cumulative Redeemable Preferred Units. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations as set forth in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated October 5, 2017 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit then held. Limited Partners holding Common Units representing at least 33 1/3% of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Annual Meeting of Limited Partners.

Pursuant to the Limited Partnership Agreement, certain holders of the Common Units may be prohibited from voting a portion of their Common Units at the Meeting.

The Common Units are listed on the New York Stock Exchange under the symbol “HMLP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Financial Officer of the Partnership at the Partnership’s principal executive office, Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

PROPOSAL

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PROPOSAL 1 —election of CLASS III director

In accordance with the Limited Partnership Agreement, the Board consists of three Directors (the “Appointed Directors”) appointed by Höegh LNG GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”), and four Directors who are elected by the holders of the Common Units (the “Elected Directors”).

As provided in the Partnership Agreement, the Appointed Directors serve as directors for terms determined by the General Partner. The four Elected Directors are divided into four classes serving staggered terms. The Board has nominated David Spivak, a Class III Director, for re-election as a Director whose term would expire at the 2025 Annual Meeting of Limited Partners.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee For Election To The Partnership’s Board Of Directors

Information concerning the nominee for election to the Board as the Class III Director is set forth below:

Name	Age	Position
David Spivak	53	Class III Director

Certain biographical information about the nominee is set forth below.

David Spivak has served as the Partnership’s director since April 2014. Since 2018, Mr. Spivak has been the Group Chief Financial Officer and Senior Vice President, Corporate Development of Persis Holdings Ltd. From 2016 to 2018, Mr. Spivak served as the Chief Financial Officer of Seaspan Corporation and, prior to that, he was the President and Founder of Brockstreet Consulting. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including Managing Director in the Investment Banking and US Equity Capital Markets Groups and Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Earlier in his career, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He is a Certified Public Accountant (inactive).

Required Vote: Approval of Proposal 1 requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal 1.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.hoeghlngpartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) and copies of the materials for the Meeting are available on the Partnership’s website at www.hoeghlngpartners.com. Any holder of Common Units may receive a hard copy of the Annual Report free of charge upon request by writing to us at: Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Håvard Furu
Håvard Furu
Chief Financial Officer

May 20, 2021

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